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SEC Mail Processing Section

MAR 02 2017

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

| SEC FILE NUMBER |
|---|
| 8-68508 |

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 MM/DD/YY AND ENDING 12/31/16 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KAPITALL GENERATION, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1460 Broadway, 4th floor
(No. and Street)

| New York | New York | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Roberts (201) 310 – 5322
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

| 60 Crossways Park Drive West , Suite 301 | Woodbury | New York | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KAPITALL GENERATION LLC
**(A Wholly Owned Subsidiary of NEW KAPITALL HOLDINGS, LLC )**

**TABLE OF CONTENTS**

This report ** contains (check all applicable boxes):



** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

**AFFIRMATION**

I, Barry Mione, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kapitall Generation LLC, as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither Kapitall Generation LLC, nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CEO

Notary Public

3/1/2017
Date

LOIS G. HOROWITZ
Notary Public, State of New York
No. 01HO6157024
Qualified in New York County
Commission Expires Dec 4, 2018

CONFIDENTIAL

MAZARS

WeiserMazars

## Report of Independent Registered Public Accounting Firm

To the Member of
Kapitall Generation, LLC

We have audited the accompanying statement of financial condition of Kapitall Generation, LLC, (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kapitall Generation, LLC, as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 28, 2017

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

# KAPITALL GENERATION LLC

**(A Wholly Owned Subsidiary of New Kapitall Holdings, LLC)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2016**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 4,525 |
| Clearing Deposit | | 250,266 |
| Prepaid expenses | | 25,850 |
| Accounts receivable | | 8,000 |
| | $ | 288,641 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| LIABILITIES: | | |
| Due to parent | $ | 87,790 |
| Accounts payable | | 14,204 |
| Accrued expenses | | 12,214 |
| Due to clearing broker | | 12,852 |
| Total liabilities | | 127,060 |
| MEMBER'S EQUITY: | | 161,581 |
| | $ | 288,641 |

See notes to Statement of Financial Condition.

## 1. ORGANIZATION AND BUSINESS DESCRIPTION

**Organization** — Kapitall Generation, LLC (a Wholly Owned Subsidiary of New Kapitall Holdings, LLC) (the "Company") was organized on December 4, 2009, under the laws of the State of Delaware. The Company was incorporated under the original name Stereo Scope Securities, LLC, however, effective February 17, 2012, Stereo Scope Securities, LLC changed its name to Kapitall Generation, LLC. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On August 19, 2011, the Company became a member of the Financial Industry Regulatory Authority. The Company's original parent company, Kapitall, Inc., sold all of its assets and wholly-owned subsidiary, Kapitall Generation LLC, in an asset sale on January 31, 2014. The new parent company, New Kapitall Holdings, LLC wholly owns Kapitall Generation LLC and has represented it will continue to provide the necessary capital for the Company's operating expenses and net capital requirement. New Kapitall Holdings, LLC is a wholly owned subsidiary of LV Kapitall, LLC.

The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

**Business Description** — The Company engages in on-line retail brokerage operations as an introducing broker to its clearing firm, Apex Clearing Corporation.

## 2. ACCOUNTING POLICIES

**Basis of Presentation** — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

**Use of Estimates in the Preparation of Financial Statements** — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

**Revenue Recognition** — Securities transactions and the related revenues and expenses are recorded on a trade date basis. Fees for services rendered are recorded on an accruals basis.

**Income Taxes** — While the Company is a disregarded entity for income tax purposes, the net loss is included in the corporate income tax returns of its parent.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained

on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. As of December 31, 2016, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state, or local taxing authorities for the periods since 2013.

**Cash** — All cash is on deposit in a non-interest-bearing account with a major financial institution.

**Clearing Deposit** — All funds are held by Apex Clearing Corporation, the Company's fully disclosed clearing agent.

**Accounts receivable** — Accounts receivable are presented on the balance sheet net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Company recorded an allowance for doubtful accounts of $0 as of December 31, 2016.

**Commissions** — The Company earns commissions from its customers for trades executed, cleared and settled by Apex Clearing Corporation acting as the Company's fully disclosed clearing agent.

**Fair Value of Financial Assets and Liabilities** — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, clearing deposit, due to brokers, prepaid expenses, accounts payable, accrued expenses, and due to parent. The fair value of the Company's financial assets and liabilities approximates the carrying value due to the short-term nature and characteristics of the asset or liability.

**Accounts payable and Accrued Expenses** — The Company has accounts payable and accrued expenses that represent payments due for outside services and other various liabilities.

## 3. SERVICE FEE REVENUES

Since May 2016, the Company has provided Administrative Services to SaveDay, a provider of 401(k) retirement plans to smaller employers, whose systems are fully integrated with the Company's platform. SaveDay is wholly-owned by LV Kapitall, LLC. SaveDay pays $1,500 per month to the Company for the Administrative Services provided.

Furthermore, the Company contracts with WealthyX to provide automated investment management ("robo advisory") services which are made available to SaveDay and its clients. In turn the Company pays WealthyX $1,500 per month for the robo advisory services.

As of December, 31 2016 the Company included amounts receivable from SaveDay of $8,000 in accounts receivable in its Statement of Financial Condition.

## 4. ADMINISTRATIVE SERVICE AGREEMENT

The Company entered into an administrative service agreement with its parent company, New Kapitall Holdings, LLC, whereby the parent agrees to furnish to the Company, administrative and other services and to pay certain expenses of the Company. Such expenses will be treated either as additional capital contributions by New Kapitall Holdings, LLC to the Company or the Company will accrue such expenses as a liability on its books. During the year ended December 31, 2016, the Company's obligation to New Kapitall Holdings, LLC in the amount of $542,129 was transferred into equity and was treated as an additional capital contribution. At December 31, 2016, the balance due to New Kapitall Holdings, LLC was $87,790. The Company recognized expenses of $222,196 per this administrative service agreement.

## 5. NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current aggregate indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

At December 31, 2016, the Company had net capital, as defined, of $127,731 which was $119,260 in excess of its required net capital of $8,471. Aggregate indebtedness at December 31, 2016 was $127,060. The ratio of aggregate indebtedness to net capital was 0.995 to 1.

## 6. STOCK BASED COMPENSATION

In August 2011, the board of the former parent company, Kapitall, Inc. granted options to purchase common shares of Kapitall, Inc. to certain officers and other employees of the Company. Each option has an exercise price of $2.64, which approximated the fair value of the common shares at the date of the grant. All of the options granted have an expiration date ten years from the vesting commencement date and vest over a five-year period, with 25% vesting on the one-year anniversary of the grant and the remaining amount vesting ratably 1/48th at the end of each successive month.

Following the sale of Kapitall, Inc. to New Kapitall Holdings, LLC on January 31, 2014, it was determined that no further compensation expense relating to these options would be recognized in the Company's financial statements, pending approval to terminate the plan by New Kapitall Holdings, LLC's board of directors. On February 24, 2017 the New Kapitall Holdings, LLC's board of directors approved a resolution to obtain the necessary shareholder approvals to terminate the plan.

Mr. Mione, the Company's CEO, and only employee of the Company that meets the continuous service requirements of the options plan, has provided his approval to relinquish his option rights.

## 7. SUBSEQUENT EVENTS

On February 24, 2017, New Kapitall Holdings, LLC agreed to convert $87,790 of the Company's debt obligation to equity, and for this to be treated as an additional contribution to capital to the Company.